November 20, 2013

Jeanne Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc. Form 10-K for the Fiscal Year Ended September 30, 2012 Filed December 31, 2012 Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 19, 2013 File No. 001-32898

Dear Ms. Bennett:

On behalf of China BAK Battery, Inc. (the “Company”), we hereby submit the Company’s responses to comment #2 included in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 9, 2013, with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2012 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2013 (the “Form 10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-Q for the Quarterly Period Ended June 30, 2013

2.	We note that you recorded bad debt recoveries of $14.5 million in the nine months ended June 30, 2013 due to the return of products from customers. Please separately address each of the following:

  Provide us with a detailed description of the transactions that resulted in the recoveries, including a description of the products sold, the original dates and the amounts of the sales, the amounts you collected on the related accounts receivables, the amounts of the allowance for losses established for these accounts receivables and the amounts recovered.

  Tell us whether you were able to sell the products returned to you and whether any amounts remain in inventory to date.

  Tell us the amounts of the inventory write-downs you recorded relating to the returned products.

  Identify the customers for us and tell us whether any of them were considered related-parties as defined by FASB ASC 850, and if so, describe the relationship.

  Tell us whether you entered into any other transactions with any of these customers, and if so, describe to us your collection history on those transactions.

Jeanne Bennett
November 20, 2013

COMPANY RESPONSE: In response to Staff’s comment, we would like to advise the identity of the customers who returned products to us that resulted in our recording of bad debt recoveries of $14.5 million during the nine months ended June 30, 2013 as follows. None of them are considered our related parties as defined by FASB ASC 850.

1.	Dongguan Yalitong Electronics Co., Ltd

2.	Scud Group Limited

3.	Shenzhen Fenglitai Electronics Co., Ltd

4.	Shenzhen Fuheqing Industrial Development Limited

5.	Arun Industrial Co. , Ltd

6.	Erdos Lijia Energy Co., Ltd

7.	Shenzhen Yuepu Technology Ltd

Below is a detailed description of the transactions that resulted in the recoveries:-

			Period from	AR -	Consolidated
From the seven customers	Year ended	Year ended	10/1/2012 to	Others at	Net AR at
listed above	9/30/2011	9/30/2012	6/30/2013	6/30/2013	6/30/2013
	US$’000	US$’000	US$’000	US$’000	US$’000
Description of products sold	Prismatic cells, cylindrical cells and lithium polymer cells

Net AR at beginning of year	2,253	14,411	2,511
Total sales	29,108	14,716	2,021
Collection up to year/period end
Cash	(16,461)	(10,518)	(17)
Cash (in relation to previously impaired AR)	-	-	(1,441)
Return of goods in order to set off long outstanding AR	-	-	(14,462)*
	14,900	18,609	(11,388)
Movement in provision for bad debts
Further provision for the year/period	(584)	(16,105)	(2,897)
Recovery by cash	-	-	1,441
Recoveries by return of products from customers	-	-	14,462
Provision for bad debts ((charge to) credit to P/L)	(584)	(16,105)	13,006
Exchange realignment	95	7	43
Net AR at year/period end (related to the seven customers only)	14,411	2,511	1,661	48,192	49,853

Jeanne Bennett
November 20, 2013

* We recorded bad debt recoveries of US$14.46 million in the nine months ended June 30, 2013 due to the return of products from customers. We were able to sell part of the inventories these seven customers returned to us, and we impaired the remaining inventories, as detailed below:-

		Amount
		(US$’000)
Original sales amount of the returned goods (including 17% VAT)		14,462
17% VAT of Original sales		(2,101)
Original sales amount of the returned goods (net of VAT) (debit against sales (sales return) upon return of goods)		12,361

Original cost of the returned goods (credit against cost of goods sold upon return of goods)		9,984

Sales of returned goods up to 6/30/2013:-
- Sales proceed (net of VAT)	1,406
- Loss amount (these inventory were sold at a loss)	3,398
Cost of goods sold (returned goods)	4,804	(4,804)
Write-downs of remaining inventories up to 6/30/2013 (also charged to cost of goods sold)		(3,502)
Closing inventory at 6/30/2013 (related to returned goods from the above 7 customers)		1,678

**************************************************

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeanne Bennett
November 20, 2013

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Thomas M. Shoesmith at (650)-233-4553, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Chief Executive Officer